Dreyfus Connecticut Intermediate Municipal Bond Fund
Statement of Investments
December 31, 2004 (Unaudited)

Long-Term Municipal Investments--98.1%	Principal Amount ($)		Value ($)
Connecticut--73.2%			
Bridgeport 6%, 9/1/2006 (Insured; AMBAC)	1,750,000		1,855,665
Connecticut:			
5.25%, 3/15/2010 (Insured; MBIA)	5,100,000		5,564,967
5.25%, 12/15/2010	50,000		56,180
5.375%, 12/15/2010 (Insured; MBIA)	4,100,000		4,641,733
7.933%, 12/15/2010	1,250,000	a,b	1,559,000
5.75%, 6/15/2011 (Prerefunded 6/15/2010)	30,000	c	34,000
8.933%, 6/15/2011	1,500,000	a,b	1,900,035
5.125%, 11/15/2013	1,500,000		1,662,270
Airport Revenue (Bradley International Airport)			
5.25%, 10/1/2017 (Insured; FGIC)	2,275,000		2,425,741
Special Obligation Rate Reduction			
5%, 12/30/2010	1,500,000		1,668,405
Special Tax Obligation Revenue			
(Transportation Infrastructure):			
5.25%, 9/1/2007	1,115,000		1,198,725
5.25%, 9/1/2007 (Insured; MBIA)	1,360,000		1,462,857
5.375%, 9/1/2008	2,500,000		2,750,425
5.50%, 11/1/2012 (Insured; FSA)	4,180,000		4,809,383
5.375%, 7/1/2013 (Insured; FSA)	1,000,000		1,126,470
Connecticut Clean Water Fund, Revenue			
5.125%, 7/1/2007 (Insured; MBIA)	2,000,000		2,024,940
Connecticut Development Authority:			
First Mortgage Gross Revenue			
(Health Care Project):			
(Church Homes, Inc.) 5.70%, 4/1/2012	1,990,000		2,018,099
(Elim Park Baptist) 5.375%, 12/1/2011	1,765,000		1,816,309
PCR (United Illuminating) 3%, 2/1/2009	2,500,000		2,477,275
Revenue (Duncaster Project) 5.50%, 8/1/2011	2,405,000		2,678,448
Connecticut Health and Educational			
Facilities Authority, Revenue:			
(Greenwich Hospital)			
5.75%, 7/1/2006 (Insured; MBIA)	1,000,000		1,051,420
(Hospital for Special Care) 5.125% 7/1/2007	1,100,000		1,106,655
(Nursing Home Program -			
3030 Park Fairfield Health Center)			
6.25%, 11/1/2021	2,500,000		2,681,075
(Saint Mary's Hospital) 6%, 7/1/2005	1,070,000		1,077,875

(Stamford Hospital)		
5.20%, 7/1/2007 (Insured; MBIA)	2,210,000	2,344,302
(University of New Haven):		
6%, 7/1/2006	200,000	205,524
6.625%, 7/1/2016	2,000,000	2,088,640
(Windham Community Memorial Hospital)		
5.75%, 7/1/2011	675,000	713,178
(Yale - New Haven Hospital)		
5.50%, 7/1/2013 (Insured; MBIA)	1,000,000	1,062,320
Connecticut Higher Education Supplemental Loan Authority,		
Revenue (Family Education Loan Program):		
5.80%, 11/15/2005	765,000	766,048
5.90%, 11/15/2006	810,000	811,328
5.50%, 11/15/2008	855,000	856,624
5.60%, 11/15/2009	910,000	911,784
5.625%, 11/15/2011 (Insured; AMBAC)	635,000	651,085
Connecticut Resource Recovery Authority, Revenue:		
(American Refunding-Fuel Co)		
5.50%, 11/15/2015	3,250,000	3,378,635
(Bridgeport Resco Co. LP Project)		
5.375%, 1/1/2006 (Insured; MBIA)	2,500,000	2,578,725
(Mid-Connecticut System) 5.50%, 11/15/2012	1,000,000	1,020,520
Fairfield 5.50%, 4/1/2011	2,030,000	2,316,555
Greenwich Housing Authority, MFHR		
(Greenwich Close) 6.25%, 9/1/2017	2,000,000	2,023,100
Hamden 5.25%, 8/15/2014 (Insured; MBIA)	1,000,000	1,119,700
Hartford, Parking System Revenue 6.40%, 7/1/2020	1,000,000	1,047,960
Middletown 5%, 4/15/2008	1,760,000	1,896,928
New Canaan:		
5.25%, 2/1/2009 (Prerefunded 2/1/2006)	550,000 c	568,260
5.30%, 2/1/2010.(Prerefunded 2/1/2006)	650,000 c	671,924
New Haven:		
5.25%, 8/1/2006 (Insured; FGIC)	1,200,000	1,244,808
5.25%, 11/1/2011 (Insured; FGIC)	1,335,000	1,504,425
New Haven Air Rights Parking Facility, Revenue		
5.375%, 12/1/2011 (Insured; AMBAC)	1,165,000	1,319,759
Ridgefield 5%, 7/1/2013	2,580,000	2,889,600
South Central Regional Water Authority,		
Water System Revenue		

5.25%, 8/1/2011 (Insured; MBIA)	1,500,000	1,692,300
University of Connecticut:		
5.25%, 2/15/2012	2,000,000	2,257,160
5.75%, 3/1/2013 (Insured; FGIC)		
(Prerefunded 3/1/2010)	1,850,000 c	2,124,743
Waterbury 5.25, 2/1/2014 (Insured; FSA)	2,265,000	2,550,979
Weston:		
5.25%, 7/15/2017 (Prerefunded 7/15/2015)	1,350,000 c	1,534,383
5.25%, 7/15/2018 (Prerefunded 7/15/2015)	1,000,000 c	1,136,580
Westport:		
5%, 8/15/2013	1,400,000	1,571,136
5%, 8/15/2016	1,500,000	1,668,765
5%, 8/15/2017	3,470,000	3,846,773

U.S. Related--24.9%

Childrens Trust Fund, Tobacco Settlement Revenue:		
5.75%, 7/1/2012 (Prerefunded 7/1/2010)	1,500,000 c	1,704,060
5.75%, 7/1/2013 (Prerefunded 7/1/2010)	1,300,000 c	1,476,852
5.75%, 7/1/2014 (Prerefunded 7/1/2010)	4,000,000 c	4,544,160
Guam Economic Development Authority, Tobacco Settlement		
0/5.20%, 11/15/2007	795,000 d	680,774
5%, 5/15/2022	240,000	241,757
Tobacco Settlement 0/5.45%, 11/15/2007	1,445,000 d	1,197,688
Puerto Rico Commonwealth:		
(Public Improvement):		
5.25%, 7/1/2012 (Insured; FSA)	2,600,000	2,948,270
5.25%, 7/1/2014 (Insured; MBIA)	1,000,000	1,142,570
5.50%, 7/1/2016 (Insured; FGIC)	3,270,000	3,812,264
Puerto Rico Commonwealth Highway & Transportation Authority,		
Highway Revenue 5.50%, 7/1/2016 (Insured; FGIC)	2,460,000	2,867,942
Puerto Rico Electric Power Authority, Power Revenue:		
6.125%, 7/1/2009 (Insured; MBIA)	4,000,000	4,586,920
5%, 7/1/2011	3,000,000	3,292,500
Virgin Islands Public Finance Authority, Revenue:		
Gross Receipts Taxes Loan:		
5.625%, 10/1/2010	1,000,000	1,065,380
6.375%, 10/1/2019	3,000,000	3,464,130
Senior Lien 5.50%, 10/1/2008	1,500,000	1,632,825
Total Investments (cost $129,631,813)	**98.1%**	**136,680,595**
Cash and Receivables (Net)	**1.9%**	**2,717,233**

Net Assets	**100.0%**	**139,397,828**

Notes to Statement of Investments:

(a) Inverse Floater security-the interest rate is subject to change periodically.

(b) Securities exempt from registration under Rule 144A of the Securities Act of 1933. These Securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. These securities have been determined to be liquid by the Board of Trustees. At December 31, 2004, these securities amounted to $3,459,035 or 2.5% of the funds net assets.

(c) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.

(d) Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

(e) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form N-CSR.